WWA GROUP, INC.

2465 W. 12TH ST., TEMPE, AZ 85281–6935

TEL 480 505 0071 FAX 480 505 0071

April 25, 2008

Mr. Scott Anderegg

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Re:	WWA Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1

Filed March 6, 2008

File No. 333-148327

Dear Mr. Anderegg:

Thank you for your comments dated March 28, 2008 in connection with our submission on Form S-1 for WWA Group, Inc. (the “Company”) filed with the Securities and Exchange Commission on March 6, 2008.

On behalf of the Company, we submit this response letter with two copies of our Form S-1/A-2 filed electronically with the Commission on April 25, 2008. We have also included in this correspondence two red-lined versions of our Form S-1/A-2 filing.

Please direct copies of all responses and any additional comments to the following address and fax number:

Ruairidh Campbell

Orsa & Company

600 Westwood Terrace

Austin, Texas 78746

Telephone: (512) 462-3327

Fax: (512) 462-3328

The following are our detailed responses to your comments.

Registration Facing Page

1.

We note that you have revised your registration statement to reflect that it has been filed on Form S-1, as opposed to Form SB-2. Please also include the boxes on the bottom of the cover page and check the smaller reporting company box, as applicable.

Response:

We have revised our registration statement to include the requisite boxes on the bottom of our cover page and checked the smaller reporting company box.

Executive Compensation, page 50

2.

Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to “Interpretive Responses Regarding Particular Situations” Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Response:

We have revised our registration statement throughout to ensure that the information contained therein reflects our operations over the recently completed fiscal year ended December 31, 2007. Further, we have updated our Executive Compensation section to include that compensation information for the year ended December 31, 2007 indicated in reference to Item 4.01 under Item 402 of Regulation S-K of the Interpretive Responses Regarding Particular Situations.

Financial Statements, page 51

3.	Please revise to include the financial statements for the year ended December 31, 2007. See Rule 8-08 of Regulation S-X

Response:

We have revised our registration statement to include the financial statements for the year ended December 31, 2007, per Rule 8-08 of Regulation S-X.

We do hope that the information provided above is sufficiently and appropriately responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form S-1/A-2 please contact us.

Sincerely,

Eric Montandon

Chief Executive Officer

WWA Group, Inc.

WWA Group, Inc.

April 25, 2008